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            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholders
CPI Corp:


We consent to the use of our reports dated April 20, 2005, relating to the consolidated balance sheets of CPI Corp. as of February 5, 2005 and February 7, 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended February 5, 2005, management's assessment of the effectiveness of internal control over financial reporting as of February 5, 2005 and the effectiveness of internal control over financial reporting as of February 5, 2005, incorporated herein by reference.


/s/ KPMG LLP

St. Louis, Missouri
May 2, 2005